

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 18, 2007

Mr. Xiqun Yu
Chief Executive Officer
China Education Alliance, Inc.
58 Heng Shan Road, Kun Lun Shopping Mall
Harbin, The People's Republic of China 150090

> **Re: China Education Alliance, Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed December 7, 2007**
> **File No. 333-146023**

Dear Mr. Yu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note, according to Yahoo Finance, that the closing price of your common stock has risen from $1.11 in May 2007 to as high as $5.70 in December 2007, with an increase in average volume from 13,000 to 66,000. In your response letter, please address whether management is aware of any reason for this sharp increase in the level of activity in the company's shares.

2. Your response to prior comment two of our letter dated November 21, 2007 illustrates that officers, directors and affiliates hold 12,684,33 shares of common stock. Please advise us why you did not include the 1,333,334 shares held by Guilan Feng in the number of shares held by affiliates of the issuer. In your response, please explain the nature of the relationship between Guilan Feng and the company.

Selling Stockholders, page 19

 3.   We note that you added disclosure on page 19 in response to prior comment five regarding certain liquidated damages provisions. Your new disclosure states that the issuance of 208,456 shares of series A preferred stock was valued based on the "liquidation value" of one share of series A preferred stock, or $0.37 per share. This valuation converts into $1.11 per common share based on the one third conversion of series A preferred stock into common stock. According to Yahoo Finance, it appears that your share price on October 15, 2007, the date of the liquidated damages distribution, was $4.00 (split-adjusted). As previously requested, please explain this discrepancy and why you used what appears to be the closing price of your common stock on May 8, 2007. Also, as previously requested, please clarify what share price will be used in the event you are required to pay additional liquidated damages in the future and convert the payment into shares.

 4.   We note your response to prior comment seven regarding Table 4 included the addition of a new row titled "Value of equity issued in payment of actual liquidated damages and equity issued to broker as show[n] in Table 1." As previously mentioned, this portion of the table should include all payments referenced in Table 1. Therefore, please add to this row the maximum potential value of the 944,445 shares of common stock that may be issued to Barron Partners as a result of a shortfall of your targeted pre-tax income, currently disclosed as $4,476,666. Please revise the remainder of Table 4 in response to your changes.

Market for Common Stock and Stockholder Matters, page 25

 5.   We note that you disclose in the table in this section the high and low bid prices for your common shares for the 1st, 2nd and 3rd quarters. Please confirm that the high and low bid prices have been adjusted to take into account all stock splits.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay H. Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3833 with any other questions.

Sincerely,

/s/ Michele M. Anderson

Michele M. Anderson
Legal Branch Chief

cc: via facsimile at (212) 930-9725
        Asher S. Levitsky
        (Sichenzia Ross Friedman Ference LLP)